For Immediate Release

MEDIA ADVISORY: NORSAT TO HOST MEDIA EVENT

Government of Canada to Invest in Innovative Communication Solutions

Vancouver, British Columbia – March 27, 2013 – Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments announces that the Honourable Kerry-Lynne Findlay, Member of Parliament (Delta–Richmond East) and Associate Minister of National Defence, will announce a contribution under the Strategic Aerospace and Defence Initiative.

A media event to mark the contribution will be held and details are below.

Date:  March 28, 2013
Time: 1:00 PM
Location: Norsat International Inc.
  110- 4020 Viking Way
  Richmond, B.C.

For further information, please contact:

Margaux Stastny Director of Communications Office of the Honourable Christian Paradis Minister of Industry 613-995-9001	Media Relations Industry Canada 613-943-2502

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan   Mr. Arthur Chin

President & CEO Chief Financial Officer

Tel: 604 821-2800       Tel: 604 821-2800

Email: achan@norsat.com  Email: achin@norsat.com